Exhibit 99.1
GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2022

Seoul, South Korea, March 31, 2023 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2022 were KRW 463,618 million (US$ 367,898 thousand), representing a 12.0% increase from KRW 413,938 million for 2021.

Online game revenue increased by 18.4% to KRW 89,256 million (US$ 70,828 thousand) in 2022 from KRW 75,370 million in 2021. The increase in online game revenue was mostly increased revenues from Ragnarok Online in Taiwan and Thailand.

Mobile game revenue for 2022 was KRW 358,772 million (US$ 284,699 thousand), representing a 12.1% increase from KRW 320,164 million for 2021. This increase was mainly due to increased revenues from Ragnarok Origin which was launched in Taiwan, Hong Kong and Macau on September 15, 2022 and such increase was partially offset by decreased revenues from Ragnarok Origin in Korea and Ragnarok X: Next Generation in Southeast Asia and Taiwan.

Other revenue was KRW 15,590 million (US$ 12,371 thousand) in 2022, representing a 15.3% decrease from KRW 18,404 million in 2021.

Cost of revenues was KRW 267,365 million (US$ 212,164 thousand) in 2022, representing a 19.3% increase from KRW 224,173 million in 2021. The increase in cost of revenues was mainly due to increased commissions paid related to game services for Ragnarok Origin.

As a result of the foregoing factors, gross profit for 2022 was KRW 196,253 million (US$ 155,734 thousand), representing a 3.4% increase from KRW 189,765 million for 2021.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 0.9% to KRW 91,411 million (US$ 72,538 thousand) in 2022 compared with KRW 92,201 million in 2021. This decrease in SG&A was mostly attributable to decreased advertising expenses and research and development expenses.

Based on the foregoing factors, the Company recorded an operating income of KRW 104,842 million (US$ 83,196 thousand) in 2022, compared to an operating income of KRW 97,564 million in 2021.

Non-operating Income and Non-operating Expenses

Non-operating income for 2022 was KRW 5,040 million (US$ 3,999 thousand) compared with non-operating income KRW 1,737 million in 2021. This increase in non-operating income was primarily due to increased interest income.

Profit before income tax for 2022 was KRW 109,882 million (US$ 87,195 thousand), compared with profit before income tax of KRW 99,301 million in 2021.

Gravity recorded a net profit of KRW 83,058 million (US$ 65,909 thousand) in 2022 compared with a net profit of KRW 65,880 million in 2021.

The balance of cash and cash equivalents and short-term financial instruments was KRW 336,877 million (US$ 267,325 thousand) as of December 31, 2022.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,260.18 to US$1.00, the noon buying rate in effect on December 30, 2022 as quoted by the Federal Reserve Bank of New York.